345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

May 6, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Amendment No. 5 to Registration Statement on Form S-4 Filed April 30, 2025 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 6, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which is an exhibits-only to file the signed versions of two exhibits. For ease of reference we have reproduced your comment in bold below with our response following.

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We note that many of your exhibits have been filed as “form of.” Please file these exhibits in executed form for any that have been executed. For example, please file your executed Seller Support Agreement.

RESPONSE: In response to the Staff’s comment, the Company has filed as exhibits to Amendment No. 6 the executed copies of both the Seller Support Agreement and the Sponsor Support Agreement. The other exhibits labeled as “forms of” are the lock-up agreements and the registration rights agreement. These documents are to be signed at closing of the business combination.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright